Exhibit 99.1

MERGER BETWEEN CMB.TECH AND GOLDEN OCEAN

HAMILTON, Bermuda, 28 May, 2025, 22:30 CEST – Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) and CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) are pleased to announce that they have signed an agreement and plan of merger (the “Merger Agreement”) for a stock-for-stock merger, as contemplated by the term sheet previously announced on 22 April 2025.
The transaction is structured as a merger, with Golden Ocean merging with and into CMB.TECH Bermuda Ltd. ("CMB.TECH Bermuda”), a wholly-owned subsidiary of CMB.TECH, with CMB.TECH Bermuda as the surviving company (the “Merger”). In the framework of the Merger, each outstanding common share of Golden Ocean1 will be cancelled and ultimately exchanged for newly issued CMB.TECH ordinary shares at an exchange ratio of 0.95 ordinary shares of CMB.TECH for each common share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments for events that may take place prior to completion of the Merger (including share buybacks, share issuances and/or dividend distributions). Upon completion of the Merger, CMB.TECH would issue approximately 95,952,934 new ordinary shares (the “Merger Consideration Shares”), assuming the Exchange Ratio is not adjusted.
The Merger will create one of the largest listed diversified maritime groups in the world with a combined fleet of approximately 250 vessels. More information can be found in the presentations on the CMB.TECH and Golden Ocean websites that were used during the Capital Markets Days held on 24 April and 29 April 2025.
Upon completion of the Merger, CMB.TECH shareholders would own approximately 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders would own approximately 30% (or 33% excluding treasury shares) of the total issued share capital of CMB.TECH, assuming the Exchange Ratio is not adjusted.
The Merger Agreement has been unanimously approved by CMB.TECH’s Supervisory Board and by Golden Ocean’s Board of Directors and its special transaction committee composed solely of disinterested directors of Golden Ocean’s Board of Directors (the “Transaction Committee”). As mentioned in the 22 April 2025 announcement, the Transaction Committee has received a fairness opinion from its financial advisor DNB Carnegie, part of DNB Bank ASA, concluding that the Exchange Ratio is fair to Golden Ocean’s shareholders from a financial point of view.
The consummation of the Merger remains subject to customary conditions, including regulatory approvals, Golden Ocean shareholder approval, effectiveness of a registration statement on Form F-4 to be filed by CMB.TECH with the U.S. Securities and Exchange Commission (“SEC”) and obtaining approval for the listing of the Merger Consideration Shares on the New York Stock Exchange (“NYSE”).
Upon completion of the Merger, Golden Ocean will delist from the Nasdaq Global Select Market ("Nasdaq") and Euronext Oslo Børs. CMB.TECH will remain listed on the NYSE and Euronext Brussels and will pursue a secondary listing on Euronext Oslo Børs subject to completion of the Merger. CMB.TECH will prepare and publish an EU prospectus exempted document in connection with the admission to trading of the Merger Consideration Shares on Euronext Brussels and Euronext Oslo Børs.
Assuming timely fulfillment of the relevant closing conditions, the parties aim to complete the Merger in the third quarter of 2025.

1 Other than Golden Ocean shares already owned (directly or indirectly) by CMB.TECH or Golden Ocean

Advisors
Seward & Kissel LLP, Argo Law BV, Advokatfirmaet BAHR AS and Conyers Dill & Pearman Limited are acting as legal advisors to CMB.TECH. Crédit Agricole Corporate and Investment Bank, ING Belgium SA/NV, KBC Securities NV and Société Générale are acting as financial advisors to CMB.TECH.
Seward & Kissel LLP, Advokatfirmaet Schjødt AS, A&O Shearman LLP and MJM Limited are acting as legal advisors to Golden Ocean. DNB Carnegie, a part of DNB Bank ASA, is acting as financial advisor to Golden Ocean.

About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. As of May 2025, the Golden Ocean fleet consists of more than 90 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on Nasdaq with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.

About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group that owns and operates more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels and workboats. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT”.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH and Golden Ocean desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and they are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, CMB.TECH and Golden Ocean’s management's examination of historical operating trends, data contained in company records and other data available from third parties. Although managements of CMB.TECH and Golden Ocean believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond CMB.TECH or Golden Ocean’s control, there can be no assurance that CMB.TECH or Golden Ocean will achieve or accomplish these expectations, beliefs or projections.
You are cautioned not to place undue reliance on CMB.TECH’s and Golden Ocean’s forward-looking statements. These forward-looking statements are and will be based upon their respective managements’ then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither CMB.TECH nor Golden Ocean assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Disclaimer
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the proposed Merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC’s website at www.sec.gov.
This information is subject to the disclosure requirements pursuant to Section 5 -12 of the Norwegian Securities Trading Act.